UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 28)1

PulteGroup, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

745867101

(CUSIP Number)

William J. Pulte

6515 Thomas Jefferson Court

Naples, Florida 34108

(239) 514-5045

with a copy to:

Steve Wolosky, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 27, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 745867101

1	NAME OF REPORTING PERSON

William J. Pulte Trust dtd 01/26/1990, amended 12/18/2017
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		20,715,997
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,340,265
	10	SHARED DISPOSITIVE POWER

12,375,732
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,715,997
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 745867101

1	NAME OF REPORTING PERSON

Joan B. Pulte Trust dtd 01/26/1990
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,040,416
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,040,416
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,040,416
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 745867101

1	NAME OF REPORTING PERSON

William J. Pulte
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		24,756,413
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

12,380,681
	10	SHARED DISPOSITIVE POWER

12,375,732
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,756,413
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 745867101

The following constitutes Amendment No. 28 to the Schedule 13D filed by the undersigned (“Amendment No. 28”). This Amendment No. 28 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by the William J. Pulte Trust dtd 01/26/1990, amended 12/18/2017, a Florida trust (the “Pulte Trust”), the Joan B. Pulte Trust dtd 01/26/1990, a Michigan trust (the “Joan B. Trust”) and William J. Pulte (“Mr. Pulte”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

As previously reported in Amendment No. 23 to the Schedule 13D, on January 6, 2017, the Oakland County Probate Court of the State of Michigan entered an ex parte order, pending a hearing, suspending Mr. Pulte as trustee of the Joan B. Trust. Pending the resolution of the matter, the Joan B. Trust ceased to be a Reporting Person. On December 27, 2017, the ex parte order was terminated and Mr. Pulte was reinstated as the trustee of the Joan B. Trust.

(b)       The principal business address of each of the Reporting Persons is 6515 Thomas Jefferson Court, Naples, Florida 34108.

(c)       The principal business of each of the Pulte Trust and the Joan B. Trust is holding, managing and distributing the property of the respective trusts and the proceeds therefrom. Mr. Pulte is the founder and a retired executive of PHM and also serves as the trustee of the Pulte Trust and Joan B. Trust.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       Other than as set forth herein, no Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Pulte is subject to a Securities and Exchange Commission (“SEC”) administrative order, dated December 7, 2017 (File No. 3-18298), relating to alleged violations of Section 13(d)(2) of the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules promulgated thereunder, including failing to timely file amendments to the Schedule 13D regarding plans resulting in changes to the board of directors and management of PHM. Without admitting or denying any violations, Mr. Pulte agreed to cease and desist from committing or causing any violations of Section 13(d)(2) of the Exchange Act and Rule 13d-2 promulgated thereunder, and paid a civil penalty of $33,000 to the SEC.

(f)       Mr. Pulte is a citizen of the United States of America.

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CUSIP No. 745867101

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Common Shares held in the Pulte Trust were contributed to the Pulte Trust by Mr. Pulte, who acquired such Common Shares in connection with founding PHM and his prior service as a director and executive officer of PHM, and include Common Shares acquired in connection PHM stock splits. Certain Common Shares held in the Pulte Trust were also received as an indirect distribution from the Joan B. Trust.

The Common Shares held in the Joan B. Trust were contributed to the Joan B. Trust by Joan B. Pulte, Mr. Pulte’s late former wife, and include Common Shares acquired in connection PHM stock splits.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Common Shares reported owned by each person named herein is based upon 293,967,648 Common Shares outstanding as of October 19, 2017, which is the total number of Common Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 24, 2017.

As of February 2, 2018, 20,715,997 Common Shares were held in the Pulte Trust and 4,040,416 Common Shares were held in the Joan B. Trust, constituting approximately 7.0% and 1.4%, respectively, of the Common Shares outstanding.

Mr. Pulte, as the trustee of each of the Pulte Trust and Joan B. Trust, may be deemed to beneficially own the 24,756,413 Common Shares beneficially owned in the aggregate by the Pulte Trust and Joan B. Trust, constituting approximately 8.4% of the Common Shares outstanding.

Excluded from Mr. Pulte’s beneficial ownership are 134,606 Common Shares directly owned by Mr. Pulte’s spouse, Karen Pulte, which Mr. Pulte expressly disclaims beneficial ownership of by virtue of his inability to exercise voting or investment power over such Common Shares.

(b)       Each of the Pulte Trust and Mr. Pulte may be deemed to have the sole power to vote or direct the vote of the Common Shares held in the Pulte Trust. Except for 12,375,732 Common Shares that have been pledged as collateral for certain loan obligations, as has previously been disclosed, the Pulte Trust and Mr. Pulte may be deemed to have the sole power to dispose or direct the disposition of the Common Shares held in the Pulte Trust.

Each of the Joan B. Trust and Mr. Pulte may be deemed to have the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Shares held in the Joan B. Trust.

(c)       Except as otherwise disclosed herein, there have been no transactions in the securities of PHM by the Reporting Persons during the past 60 days. On November 20, 2017, the Pulte Trust sold 440,210 Common Shares at a price of $32.4728 per share. On November 21, 2017, the Pulte Trust sold 1,398,000 Common Shares at a price of $32.7453 per share. On November 22, 2017, the Pulte Trust sold 161,790 Common Shares at a price of $32.6981 per share. On November 30, 2017, the Joan B. Trust distributed 3,572,159 Common Shares to a new trust (the “New Trust”) as part of a settlement agreement and general release with certain remainder beneficiaries of the Joan B. Trust. On December 29, 2017, the Pulte Trust received a distribution of 654,782 Common Shares from the New Trust. On January 2, 2018, Pulte Trust made a gift of 40,000 Common Shares.

6

CUSIP No. 745867101

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 23, 2018, Pulte Trust repaid in full a loan in the principal amount of $47,856,700 that was initially entered into on July 25, 2014 (the “July 2014 Loan”). As was previously disclosed, a total of 3,772,700 Common Shares were pledged as collateral for the July 2014 Loan and Pulte Trust entered into the following collar at the time of the July 2014 Loan: Pulte Trust sold to a counterparty a European-style call option referencing an aggregate of 3,772,700 Common Shares, which had an exercise price of $30.0000 per Common Share and expired in equal installments on 4 consecutive trading days commencing on January 25, 2018; and Pulte Trust purchased from a counterparty a European-style put option referencing an aggregate of 3,772,700 Common Shares, which had an exercise price of $12.6850 per Common Share and expired in equal installments on 4 consecutive trading days commencing on January 25, 2018. Following its expiration, the collar transaction was cash-settled upon Pulte Trust making a cash payment to the counterparty. The 3,772,700 Common Shares are no longer pledged as collateral for any obligation.

On February 2, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of PHM to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement, dated February 2, 2018.
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CUSIP No. 745867101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2018

WILLIAM J. PULTE TRUST DTD 01/26/90, AMENDED 12/18/2017

By:	/s/ William J. Pulte
	Name:	William J. Pulte
	Title:	Trustee

JOAN B. PULTE TRUST DTD 01/26/90

By:	/s/ William J. Pulte
	Name:	William J. Pulte
	Title:	Trustee

/s/ William J. Pulte
WILLIAM J. PULTE

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